QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R OHH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Prudential plc announces the appointment of David Clementi as Chairman with effect from 1 December 2002. (September 5, 2002)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 September 2002
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ STEVE COLTON Steve Colton Group Head of Media Relations

Thursday 5 September 2002

PRUDENTIAL PLC APPOINTS NEW CHAIRMAN

        Following a Board meeting earlier today, Prudential plc announces the appointment of David Clementi as Chairman with effect from 1 December 2002. Mr Clementi, who was a Deputy Governor of the Bank of England until 31 August, succeeds Sir Roger Hurn who will step down from the Board at the end of November.

        Commenting on David Clementi's appointment, Sir Roger Hurn said: "I am delighted that David Clementi has agreed to succeed me as Chairman. Prudential is an outstanding company and I am confident that David's wealth of experience, combined with the excellent leadership of Jonathan Bloomer, will provide a uniquely qualified team for the future."

        David Clementi added: "I am delighted to be joining Prudential. The company is a leading international financial services group and I am very much looking forward to contributing to its continued growth and development."

        Jonathan Bloomer, Group Chief Executive of Prudential, said: "Sir Roger has played an important and valuable role in the company and I would like to thank him for the tremendous support, advice and guidance he has given me during the time we have worked together.

        "I am very much looking forward to working with David Clementi as we continue to develop and deliver our strategy."

        —ENDS—

Enquiries to:

Media		Investors/Analysts
Geraldine Davies	020 7548 3911	Rebecca Burrows	020 7548 3537
Steve Colton	020 7548 3721

News release

Corporate Relations
Prudential plc
Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725
Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are regulated by the FSA

Notes to Editors:-

1.
David Clementi was a Deputy Governor of the Bank of England from 1 September 1997 to 31 August 2002. In addition to his membership of the Monetary Policy Committee, David was responsible for the day-to-day management of the Bank and had specific responsibility for the Bank's work on Financial Stability issues.

  Before joining the Bank, David Clementi worked at Kleinwort Benson for 22 years, including as Chief Executive (from January 1994) and subsequently Vice Chairman (May 1997). He was head of the Equities Division (1987-1989) and head of the Corporate Finance Division (1989-1993). While at Kleinwort Benson, David played a leading role in the UK privatisation programme, including advising HM Government on the privatisation in 1984 of British Telecom, the first global equity issue, and the privatisation in 1991 of the Electricity Industry.

  David graduated from Oxford University and qualified as a Chartered Accountant. He then spent two years at Harvard Business School obtaining an MBA. David was a director of the Financial Services Authority and the Accountancy Foundation until 31 August 2002. He is an Honorary Fellow of Lincoln College, Oxford.

  David is aged 53. He is married with two children.

2.
Photographs of David Clementi are available at www.newscast.co.uk.

QuickLinks

SIGNATURES
PRUDENTIAL PLC APPOINTS NEW CHAIRMAN
News release
Corporate Relations Prudential plc Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725 Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169. Prudential plc is a holding company, subsidiaries of which are regulated by the FSA